UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 7, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Southern Airlines Company Limited

File No. 001-14660 – CF #26732

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China Southern Airlines Company Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 29, 2011.

Based on representations by China Southern Airlines Company Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.5	through June 30, 2019
Exhibit 4.6	through August 31, 2020
Exhibit 4.7	through May 2, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel